EXHIBIT 12.1

AK STEEL HOLDING CORPORATION

RATIO OF EARNINGS TO COMBINED FIXED CHARGES  (dollars in millions)

	1998	1999	2000	2001	2002
Pretax Income (Loss)	$306.9	$141.9	$212.6	$(144.8)	$(802.9)
Interest expense	84.9	123.7	136.1	133.1	128.3
Interest factor in rent expense	2.5	3.0	3.0	2.4	2.4
Undistributed income from equity companies	1.5	(1.4)	1.8	1.0	2.3

Total earnings	$395.8	$267.2	$353.5	$(8.3)	$(669.9)

Total combined fixed charges	$173.8	$173.9	$143.2	$139.7	$133.7

Ratio of earnings to combined fixed charges	2.3	1.5	2.5	NM *	NM *

Combined fixed charges:
Preferred dividends	$27.0	$25.8	$1.6	$1.4	$1.2
Interest expense	84.9	123.7	136.1	133.1	128.3
Capitalized interest credit	59.4	21.4	2.5	2.8	1.8
Interest factor in rent expense	2.5	3.0	3.0	2.4	2.4

Total combined fixed charges	$173.8	$173.9	$143.2	$139.7	$133.7

*	In 2001, earnings were $148.0 less than fixed charges. In 2002, earnings were $803.6 less than fixed charges.